Filed by Conexant Systems, Inc.
                          Pursuant to Rule 425 under the Securities Act of 1933
                                       and deemed filed pursuant to Rule 14a-12
                                      under the Securities Exchange Act of 1934


                                         Subject Company: GlobespanVirata, Inc.
                                          Commission File Number:  000-26401-73


              Conexant Systems, Inc. and GlobespanVirata, Inc. intend to file with the SEC a joint proxy statement/prospectus and other relevant documents in connection with the proposed transaction. Investors and securityholders of Conexant and GlobespanVirata are urged to read the joint proxy statement/prospectus and other relevant material when they become available because they will contain other information about Conexant, GlobespanVirata and the proposed transaction. Investors and securityholders may obtain a free copy of these materials (when they are available) and other documents filed with the SEC at the SEC's web site at www.sec.gov. A free copy of the joint proxy statement/prospectus when it becomes available may also be obtained from Conexant Investor Relations at 4000 MacArthur Boulevard, Newport Beach, California 92660 and GlobespanVirata at 100 Schulz Drive, Red Bank, New Jersey 07701.

              Conexant and its executive officers and directors may be deemed to be participants in the solicitation of proxies from Conexant stockholders with respect to the proposed transaction. Information about the directors and executive officers of Conexant and their ownership of Conexant shares is set forth in the proxy statement for Conexant's 2003 Annual Meeting of Shareowners. A free copy of this document may be obtained by contacting the SEC or Conexant as indicated above. Investors and securityholders may obtain additional information regarding the interests of such directors and executive officers in the proposed transaction by reading the joint proxy statement/prospectus when it becomes available.


THE FOLLOWING IS A JOINT PRESS RELEASE DISSEMINATED BY CONEXANT SYSTEMS, INC. AND GLOBESPANVIRATA, INC. ON NOVEMBER 3, 2003.


Conexant Contacts:                                   GlobespanVirata Contact:
-----------------                                    -----------------------
Editorial                                            Editorial
Gwen Carlson                                         Mariam Azzam
(949) 483-7363                                       (732) 345-6018

Investor Relations
Bruce Thomas
(949) 483-2698


               CONEXANT AND GLOBESPANVIRATA ANNOUNCE PLAN TO MERGE

                 Combination Will Create the Worldwide Leader in
             Semiconductor Solutions for the Broadband Digital Home

         NEWPORT BEACH, Calif. and RED BANK, New Jersey, Nov. 3, 2003 - Conexant Systems, Inc. (Nasdaq: CNXT) and GlobespanVirata, Inc. (Nasdaq: GSPN) today announced the signing of a definitive agreement to combine the two companies in a strategic merger. The combined company will possess the world's most complete and most advanced portfolio of semiconductor solutions targeting the broadband digital home.

         "Conexant has been focused exclusively on delivering the technology and products that are driving the digital home, one of the semiconductor industry's most exciting and highest-growth opportunities," said Dwight W. Decker, Conexant chairman and chief executive officer. "With the addition of GlobespanVirata's highly complementary product portfolio, we gain key end-to-end digital subscriber line connectivity with a leading position in central office applications worldwide. We also benefit by adding GlobespanVirata's leadership position in wireless local area networking, a critical technology for the digital home.

         "From a financial perspective, we have the opportunity to capture significant operating efficiencies, and we anticipate that the merger will be accretive within six to nine months from the close of the transaction," Decker continued. "Together, we will have the scale and scope to make the necessary R&D investments for continued innovation leadership in wired and wireless communications and multimedia applications for the digital home."

         "Combining GlobespanVirata with Conexant allows us to complement our leadership in broadband communications capabilities with leadership in broadband media processing capabilities, including broadcast video encoders and decoders as well as digital set-top box system solutions for cable, satellite, terrestrial data and digital video networks," said Armando Geday, president and chief executive officer of GlobespanVirata. "I am confident that the new merged company will deliver stronger financial performance and create more value for our shareholders, customers and employees than either company could operating independently."

         "This merger will result in the creation of a new company with the management expertise, talent resources, technology, market positions, and critical mass to succeed in an increasingly competitive industry," said Matt Rhodes, Conexant's president.

About the Combined Company

         Armando Geday will serve as chief executive officer of the company and Matt Rhodes will be president. Dwight Decker will assume the role of chairman.

         The board of directors of the combined company will have 12 members, with Conexant designating seven directors, including Decker, and GlobespanVirata designating Geday and four others.

         Based on the market values of the individual companies on October 31, 2003, the merged company would be valued at approximately $2.8 billion, and it would have an annual revenue run-rate of approximately $1.2 billion. The combined company will retain the Conexant name and its stock will continue to trade on the Nasdaq national market under the ticker symbol "CNXT." The merged company will employ approximately 2,400 people worldwide and will be headquartered in Red Bank, New Jersey at GlobespanVirata's current headquarters.

About the Transaction

         Under the terms of the merger agreement, which has been unanimously approved by the boards of directors of both companies, GlobespanVirata shareholders will receive 1.198 shares of Conexant common stock for each share of GlobespanVirata stock. Based on the fully diluted share counts for the two companies as of market close on Friday, October 31, 2003, current Conexant shareholders will own 62.75 percent and current GlobespanVirata shareholders will own 37.25 percent of the combined company's shares. The transaction is subject to customary closing conditions, including shareholder and regulatory approvals, and is expected to be completed in the first quarter of calendar 2004.

About the Digital Home

         With always-on broadband connections, the Internet becomes an integral part of everyday life, and the semiconductor products and technology that make the broadband digital home possible allow people to access, share and display information and entertainment on a variety of consumer electronics devices in a seamless fashion.

         At the heart of today's digital home is a network that provides users with broadband Internet access and links devices such as personal computers, printers and game consoles cohesively and transparently, using both wired and wireless technologies. In the near future, information and entertainment networks will connect additional products including personal digital assistants, digital cameras, MP3 players, and other handheld appliances. With the commercialization of new technologies that enable the distribution of high-quality digital video and audio content, broadband digital home networks will expand to include stereos, set-top boxes, televisions, and home security and automation systems.

Note to Editors, Analysts and Investors

         The Conexant and GlobespanVirata merger conference call will take place on Monday, November 3, 2003, at 8:30 a.m. EST. To listen to the conference call via telephone, please call (866) 710-0179 (domestic) or 334-323-9854 (international); security code: Conexant. To listen via the Internet, please visit the investor relations section of Conexant's Web site at www.conexant.com/ir. Playback of the conference call will be available 30 minutes after the conclusion of the call on Conexant's Web site at www.conexant.com/ir or by calling (800) 858-5309 (domestic) or (334) 323-7226 (international); access code: 40983, pass code: 46324. Callers will need both the access code and pass code to listen to the replay.

About Conexant

         Conexant's innovative semiconductor system solutions are driving digital home information and entertainment networks worldwide. The company has leveraged its expertise and leadership position in modem technologies to enable more Internet connections than all of its competitors combined, and continues to develop leading integrated silicon solutions for cable, satellite, terrestrial data and digital video networks.

         Key products include digital subscriber line (DSL) and cable modem solutions, home network processors, broadcast video encoders and decoders, digital set-top box components and systems solutions, and dial-up modems. The company also offers a suite of wireless data and networking components solutions that includes HomePlug(R), HomePNA(TM) and WLAN (802.11) components and reference designs.

         Conexant is a fabless semiconductor company and has approximately 1,400 employees. The company is headquartered in Newport Beach, Calif. To learn more, visit Conexant at www.conexant.com.

About GlobespanVirata

         GlobespanVirata is a leading provider of broadband communications solutions for consumer, enterprise, personal computer and service provider markets. GlobespanVirata delivers complete system-level high-speed, cost-effective and flexible DSL and wireless networking chip sets, software and reference designs to leading global manufacturers of broadband access and wireless networking equipment. The company's products include broadband system-level solutions for modems, routers, residential gateways, and DSLAMs, as well as a wide variety of wireless networking chip sets and reference designs that are enabling a new generation of wireless connectivity in notebooks, PDAs, digital cameras, MP3 players and other handheld networking appliances.

         GlobespanVirata applies the industry's longest history in DSL and wireless networking development and deployment to offer unparalleled support to its more than 400 customers in bringing its proven broadband and wireless networking solutions to market. GlobespanVirata is headquartered at 100 Schulz Drive, Red Bank, New Jersey 07701 and can be reached at +1-732-345-7500.

Safe Harbor Statement

         This press release contains statements relating to future results of Conexant and GlobespanVirata (including certain projections and business trends) that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those projected as a result of certain risks and uncertainties. For each of Conexant and GlobespanVirata, these risks and uncertainties include, but are not limited to: the cyclical nature of the semiconductor industry and the markets addressed by the company's and its customers' products; demand for and market acceptance of new and existing products; successful development of new products; the timing of new product introductions; the availability of manufacturing capacity; pricing pressures and other competitive factors; changes in product mix; product obsolescence; the ability to develop and implement new technologies and to obtain protection for the related intellectual property; the uncertainties of litigation; and, in the case of GlobespanVirata, the integration of its Wireless Networking Products Group, as well as other risks and uncertainties, including those detailed from time to time in Conexant's and GlobespanVirata's Securities and Exchange Commission filings. Such risks also include costs related to the proposed merger; failure to obtain the required approvals of Conexant and GlobespanVirata stockholders; risks that the closing of the transaction is substantially delayed or that the transaction does not close; and the risk that Conexant's and GlobespanVirata's businesses will not be integrated successfully. These forward-looking statements are made only as of the date hereof, and Conexant and GlobespanVirata undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information

         Conexant and GlobespanVirata intend to file with the Securities and Exchange Commission (the "SEC") a registration statement on Form S-4 that will include a joint proxy statement/prospectus and other relevant documents in connection with the proposed transaction. Conexant and GlobespanVirata will mail the joint proxy statement/prospectus to their respective investors and securityholders. Investors and securityholders of Conexant and GlobespanVirata are urged to read the joint proxy statement/prospectus and other relevant materials when they become available because they will contain other information about Conexant, GlobespanVirata and the proposed transaction. Investors and securityholders may obtain a free copy of these materials (when they are available) and other documents filed with the SEC at the SEC's website at www.sec.gov. A free copy of the joint proxy statement/prospectus when it becomes available may also be obtained by contacting Conexant Investor Relations at 4000 MacArthur Boulevard, Newport Beach, California 92660 and through Conexant's website at www.conexant.com, or by contacting GlobespanVirata at 100 Schulz Drive, Red Bank, New Jersey 07701 and through GlobespanVirata's website at www.globespanvirata.com.

         Conexant, GlobespanVirata and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the proposed transaction. Information about the directors and executive officers of Conexant and their ownership of Conexant shares is set forth in the proxy statement for Conexant's 2003 Annual Meeting of Shareowners. A free copy of this document may be obtained by contacting the SEC or Conexant as indicated above. Information about the directors and executive officers of GlobespanVirata and their ownership of GlobespanVirata stock is set forth in the proxy statement for GlobespanVirata's 2003 Annual Meeting of Stockholders. A free copy of this document may be obtained by contacting the SEC or GlobespanVirata as indicated above. Investors and securityholders may obtain additional information regarding the interests of such directors and executive officers in the proposed transaction by reading the joint proxy statement/prospectus when it becomes available.

                                      # # #

Conexant is a trademark of Conexant Systems, Inc. HomePlug is a registered trademark of the HomePlug Powerline Alliance, Inc. and HomePNA is a trademark of the Home Phoneline Networking Alliance. PRISM is a registered trademark and the GlobespanVirata name and logo are trademarks of GlobespanVirata, Inc. Other brands and names contained in this release are the property of their respective owners.

THE FOLLOWING IS THE SCRIPT OF A TELEPHONE CONFERENCE CALL WITH ANALYSTS AND OTHERS HELD ON NOVEMBER 3, 2003.


Conference Call Coordinator

I would like to introduce Bruce Thomas, Executive Director of Investor Relations for Conexant, who will chair this morning's conference call.


Bruce

Thank you operator.


Good morning everyone and welcome to a very special joint Conexant and GlobespanVirata conference call. I hope that by now you have all had an opportunity to review the joint press release issued by Conexant and GlobespanVirata this morning.


Joining me today on the call are Dwight Decker, Chairman and Chief Executive Officer of Conexant, Armando Geday, President and Chief Executive Officer of GlobespanVirata, and Matt Rhodes, the President of Conexant.


Dwight will begin today's call with an introduction to the information contained in the joint press release followed by an overview and his perspective. Then

Armando will provide his perspective on the information, and Matt will follow with his thoughts. Finally, Dwight will provide closing comments after which we'll open the lines for your questions.


Please note that our comments today will include statements relating to future results that are forward looking statements as defined in the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to those noted in our joint press release and those detailed from time to time in each company's SEC filings.


I will now turn the call over to Dwight to begin today's prepared comments.


Dwight

Thank you Bruce.


I am pleased to announce that Conexant and GlobespanVirata signed a definitive agreement today that will combine the two companies in a strategic merger. This is an outstanding combination that results in a company that is unique in scope and breadth of technology and that will possess the world's most complete and most advanced portfolio of semiconductor solutions targeting the broadband digital home.


Those of you familiar with Conexant's strategy know that we have been focused exclusively on delivering the technology and products that are driving the digital home, one of the semiconductor industry's most exciting and highest-growth opportunities. With the addition of GlobespanVirata's highly complementary product portfolio, we gain key end-to-end digital subscriber line connectivity with a leading position in central office applications worldwide. We also benefit by adding GlobespanVirata's leadership position in wireless local area networking, a critical technology for the digital home.


From a financial perspective, we have the opportunity to capture significant operating efficiencies, and we anticipate that the merger will be earnings accretive to Conexant within six to nine months from the close of the transaction.


Additionally, we will together have the scale and scope to make the necessary R&D investments for continued innovation leadership within our addressed markets. We are convinced this will enable stronger long-term revenue growth than either company could achieve on its own.

Armando Geday will serve as Chief Executive Officer of the combined company and Matt Rhodes will be its President. I will serve as the merged company's Chairman.


As you may know, Armando and I worked together for more than five years before Conexant was spun off from Rockwell International. I have always been impressed by his talents and skills and know him as a highly competent business leader. Since becoming the CEO of Globespan in 1997, he has done an outstanding job in building GlobespanVirata into a very successful company addressing the communications semiconductor market. I am confident that Armando will be a highly effective chief executive of the merged company.


I am also very pleased that Matt Rhodes will assume the role of President in the new and expanded Conexant. Matt and I have worked closely together for the past six years, and Matt's experience and in-depth knowledge of the technologies, products and customers in our space have been vital to Conexant's success. I am confident that Matt will do an exceptional job of leading the business units for the new merged company.

The new Conexant is fortunate to have two such outstanding leaders with the considerable talents of Armando and Matt.


With respect to governance, we will establish a new twelve-member Board of Directors for the combined company, with Conexant designating seven directors, including myself, and GlobespanVirata designating five directors, including Armando.


Based on Friday's closing market prices of Conexant and GlobespanVirata, the merged company would be valued at approximately $2.8 billion dollars and would have an annual revenue run-rate of approximately $1.2 billion dollars. The combined company will retain the Conexant name and its stock will continue to trade on the NASDAQ national market under the ticker symbol "CNXT." The merged company will employ approximately two-thousand four hundred people worldwide and will be headquartered at GlobespanVirata's current Red Bank, New Jersey, location.


Under terms of the agreement, which has been unanimously approved by the boards of directors of both companies, GlobespanVirata shareowners will receive 1.198 shares of Conexant common stock for each share of GlobespanVirata stock already owned. Based upon the fully diluted share count of both companies as of the market close on Friday, current Conexant shareholders will own approximately
62.75 percent and current GlobespanVirata shareholders will own approximately
37.25 percent of the merged company's shares on a fully diluted basis.


The transaction is subject to customary closing conditions, including shareholder and regulatory approvals, and we expect to complete the transaction before the end of the first calendar quarter of 2004.


I would now like to turn the call over to Armando Geday for his thoughts on the merger.


Armando

Thank you Dwight.


GlobeSpan started out as a small company targeting the DSL market. Thanks to the focus and commitment of the people that made up our teams, we successfully grew into a global leader in DSL applications.

With our recent addition of the Intersil wireless business, we have added an important extensible platform to address new applications and to deliver lower system cost and higher functionality solutions to our customers. Our plan is to extend this wireless expertise into adjacent wireless data markets and to leverage this technology platform to drive other WLAN enabled applications. With Globespan entering the WLAN market we have expanded our market opportunity many fold.


Combining GlobespanVirata with Conexant allows us to complement our leadership in broadband communications capabilities with leadership in broadband media processing capabilities, including broadcast video encoders and decoders as well as digital set-top box system solutions for cable, satellite, terrestrial data and digital video networks. And in merging the talented Conexant and GlobespanVirata teams, the combined company will have more than sixteen hundred engineering and technical marketing employees from our twenty-four hundred worldwide employees focused exclusively on developing products for the broadband digital home.


I am confident that the new merged company will deliver stronger financial performance and create more value for our shareholders, customers and employees than either company could operating independently. In particular, we will be the clear leader in both broadband and narrowband access, as well as in wireless networking, and will have a strong and growing position in digital media processing.


In terms of customers, the combined organization will have proven partnerships with all of the critical customers shaping the future of the digital home.


In summary, I am very pleased to have the opportunity to assume the chief executive role for this impressive new company.


I will now turn the call over to Matt Rhodes for his perspective on the transaction.


Matt

Thank you Armando.


The merger of Conexant and GlobespanVirata will result in the creation of a new company with the management expertise, talent resources, technology and market positions and critical mass to achieve a higher level of joint success in an increasingly competitive industry.

A particular example of an expanded horizon made possible through this merger is the accelerated integration of wireless LAN as an embedded function in an entire range of digital home products. Through the integration of GlobespanVirata's advanced wireless LAN technology into digital media applications, the new Conexant could dramatically expand the networking of video throughout the digital home, realizing a portion of our long-term vision.


By adding the substantial engineering and technical marketing resources of GlobespanVirata to those of Conexant, the combined company can not only strengthen our current product roadmap, but will also have the opportunity to redeploy technical resources to selectively accelerate key next generation initiatives.


In closing, I feel fortunate that I will be assuming the presidency of this significant new company.


I would now like to turn the call back over to Dwight for a closing comment.

Dwight

Thank you Matt.


Before we open the lines for questions, I would like to reiterate how excited Armando, Matt and I are about the future prospects for the new combined company.


Operator, we're now ready to open the lines for the question and answer session.


Conference Call Coordinator

Ladies and gentleman, should you have questions and comments...


{Q&A}


Conference Call Coordinator

Mr. Decker, at this time there are no more questions in the queue.


Dwight

Thank you Operator.

That concludes our conference call today. On behalf of both the Conexant and GlobespanVirata management teams, thank you for your participation in this special call this afternoon. We look forward to updating you on our performance and the progress of our transaction next quarter.